

November 3, 2023

Ashley Xin Wu
Acting Chief Executive Officer
HUYA Inc.
Building A3, E-Park
280 Hanxi Road
Panyu District , Guangzhou 511446
People's Republic of China

      Re: HUYA Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Response dated September 28, 2023
          File No. 001-38482

Dear Ashley Xin Wu:

      We have reviewed your September 28, 2023 response to our comment letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 10, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Principal Accounting Policies
(h) Short-term deposits and long-term deposits, page F-22

1.   The staff notes the Company's response to prior comment 10 regarding whether the Company and its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940 ("Investment Company Act").

       a. Please update the entire response to reflect factual and other information as of September 30, 2023 or the most recently available fiscal quarter end.

b. The response was not fully responsive to the staff's question because it failed to discuss whether any of the Company's subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(A). Please provide that analysis, addressing, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and providing legal and factual support for your analysis of each such factor as they apply to each of the Company's subsidiaries.

c. We note your discussion under "Sources of Company's Income" references percentages but does not indicate how these percentages were calculated. Please provide the actual income amounts that support this calculation, along with any other relevant factual information or assumptions.

d. Please update the discussion of the "Nature of Present Assets" to reflect the Company's assets on a consolidated basis, and please provide detailed information supporting the manner in which the calculation is made.

2. Please clarify whether the corporate structure chart previously provided depicting the Company Group is comprehensive and includes all the Company's subsidiaries. In addition, further to comment 1 above, please ensure that your discussion of "investment company" status under Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act addresses all subsidiaries.

3. We note that the response to prior comment 11 states, in part, that "investment securities may represent greater than 40% of the Adjusted Total Assets of certain of the Company's subsidiaries." Please provide information regarding (i) whether each such subsidiary is registered, or intends to register, as an "investment company" under the Investment Company Act or (ii) the exclusion or exemption from "investment company" status you believe such subsidiary may be able to rely upon.

4. Please supplementally clarify how the wholly foreign-owned enterprise ("WFOE") treats the variable interest entity ("VIE") for purposes of Section 3(a)(1)(C) and explain the rationale for this treatment. More specifically, please discuss whether the WFOE treats its relationship with the VIE as comprising the applicable WFOE's total assets for purposes of Section 3(a)(1)(C) and, if so, how the Company is calculating the "value" of such amounts for purposes of Section 2(a)(41) of the Investment Company Act.

5. We note from your response that the Company treats "short-term deposits" with time deposits placed with banks with original maturities of more than three months but less than one year as cash items in the context of the analysis under Section 3(a)(1)(C) of the Investment Company Act.

a. Provide a detailed legal analysis of why you believe that such "short-term deposits" should be treated as cash items for purposes of Section 3(a)(1)(C) in light of (i) the 1982 amendments to the definition of "security" (see, e.g., Public Law 97-303, 96 Stat. 1409 (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) (see, e.g., section II.B.1.c and fn. 28).

      b. Please explain in detail whether, and to what extent, the Company and its subsidiaries have or had any investment intent with respect to the "short-term deposits" (addressing, in appropriate detail, the factors referenced in fn. 4 and 29 of Certain Prima Facie Investment Companies, SEC Release No. IC-10937 (Nov. 13, 1979) ("3a-1 Release")). In this regard, we note that the Rule 3a-1 Release states that "[c]ertificates of deposits and time deposits typically would not be considered cash items absent convincing evidence of no investment intent."

      c. Please clarify whether the Company and its subsidiaries hold any time deposits with maturities of less than three months. If so, please ensure that your response to comment 6(a) and 6(b) also includes such time deposits.

      d. Please recalculate all calculations in response to our prior comment 10 and comment 11 under the assumption that time deposits are not cash items and to account for data as of September 30, 2023 (or the most recent fiscal quarter end).

6.   In discussing the Company's intercompany receivables you state: "These receivables generally reflected ordinary operational movement of funds within a corporate family, as well as expense reimbursements, were not subject to interest charges and were not memorialized with notes or credit agreements." Please provide additional detailed information about the intercompany receivables of the Company and each of its subsidiaries. For example, please describe whether and how such receivables are documented, the financial terms of such arrangements and the purposes for entering into such arrangements. Please also ensure that your response is specific as to the nature and terms of intercompany receivables for both the Company and each applicable subsidiary.

7.   Please note that the staff does not necessarily agree with the following statement made in response to prior comment 11: "…determination under Sections 3(a)(1)(A) and 3(b)(1) of the Investment Company Act that an issuer is actually engaged primarily in a business or businesses other than investing, reinvesting, owning, holding or trading in securities should be controlling, and the SEC and the courts have recognized that, as the second part of the test is the converse of the Section 3(a)(1)(A) definition, the 40% statistical test is essentially a warning that close analysis is required and that the "primary engagement" test is ultimately the determinative test of investment company status."

     Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology